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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           Jupiter Media Metrix, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    48206U104
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                                 (CUSIP Number)

        Alan Shapiro, Esq.                       Richard Gilden, Esq.
        Jupiter Media Metrix, Inc.               Brobeck, Phleger & Harrison LLP
        21 Astor Place, 6th Floor                1633 Broadway, 47th Floor
        New York, NY 10003                       New York, NY 10019
        (917) 534-6383                           (212) 581-1600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 25, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP NO. 48206U104

                                       13D
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           Names of Reporting Persons.
   1.      I.R.S. Identification Nos. of above persons (entities only)
                    Tod Johnson
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   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)
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   3.      SEC Use only

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   4.      Source of funds (See Instructions)           OO

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   5.      Check if disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)

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   6.      Citizenship or Place of Organization            United States

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Number of
Shares             7.   Sole Voting Power
Beneficially
Owned by Each      -------------------------------------------------------------
Reporting          8.   Shared Voting Power                 5,291,727*
Person With:
                   -------------------------------------------------------------
                   9.   Sole Dispositive Power              5,291,727*

                   -------------------------------------------------------------
                   10.  Shared Dispositive Power

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11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           5,291,727*
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12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)            14.84%*

--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

           IN
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

           ---------------------------------------------------------------------


* Includes 4,303,227 shares held by The NPD Group, Inc. ("NPD"), of which Mr. Johnson is the principal stockholder and Chief Executive Officer and 160,549 of such shares are required to be sold to certain present or former employees or advisors of NPD upon exercise of options granted on such shares pursuant to an NPD benefit plan. In addition, the 5,291,727 shares beneficially owned by Mr. Johnson includes 125,000 shares issuable upon the exercise of options within 60 days of October 25, 2001.

Item 1.  Security and Issuer.

     (a)   Name of Issuer

           Jupiter Media Metrix, Inc. ("Jupiter Media Metrix")

     (b)   Address of Issuer's Principal Executive Offices

           21 Astor Place, 6th Floor
           New York, New York 10003

     (c)   Type of Class of Securities: Common Stock

Item 2.  Identity and Background.

     (a) - (c)    Name, Address of Principal Business Offices, and Principal
                  Occupation:

                  Tod Johnson
                  c/o The NPD Group, Inc.
                  900 West Shore Road
                  Port Washington, New York 11050


     (d) In the last five years, Mr. Johnson has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: USA

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Johnson beneficially owns 5,291,727 issued and outstanding shares of common stock of Jupiter Media Metrix (the "Shares"). This amount includes 4,303,227 shares held by The NPD Group, Inc. ("NPD"), of which Mr. Johnson is the principal stockholder and Chief Executive Officer and 160,549 of such shares are required to be sold to certain present or former employees or advisors of NPD upon exercise of options granted on such shares pursuant to an NPD benefit plan. In addition, the 5,291,727 shares beneficially owned by Mr. Johnson includes 125,000 shares issuable upon the exercise of options within 60 days of October 25, 2001.

         Mr. Johnson's ownership of common stock of Jupiter Media Metrix ("Jupiter Media Metrix Common Stock") was previously reported on a Schedule 13D, filed on May 8, 2001. Mr. Johnson is filing this amendment to Schedule 13D because he recently entered into a Stockholders Agreement designed to facilitate the consummation of a merger described below.

Item 4.   Purpose of Transaction.

         (a) - (b) Pursuant to an Agreement and Plan of Merger, dated as of October 25, 2001 (the "Merger Agreement"), by and among NetRatings, Inc., a Delaware corporation ("NetRatings"), Sonoma Acquisition Corp., LLC, a Delaware limited liability company of which NetRatings is the sole member ("Merger Sub") and Jupiter Media Metrix, and subject to the conditions set forth therein (including the approval by the stockholders of Jupiter Media Metrix), Merger Sub will be merged with and into Jupiter Media Metrix (the "Merger") and Jupiter Media Metrix will become a wholly-owned subsidiary of NetRatings. Pursuant to the Merger Agreement, Jupiter Media Metrix's stockholders may elect to receive
0.1490 NetRatings shares or $1.95 in cash in exchange for each share of Jupiter Media Metrix Common Stock they own. The Merger is subject to the approval of the Merger Agreement by the stockholders of Jupiter Media Metrix, any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Mr. Johnson and NetRatings entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement") pursuant to which Mr. Johnson has irrevocably appointed NetRatings and any designee of NetRatings as his lawful attorney and proxy. Certain provisions of the Stockholders Agreement are described in Item 5 below.

         The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 hereto and as specifically incorporated by reference.

         (c)  Not applicable.

         (d) If the Merger is consummated, the directors of Merger Sub immediately prior to the consummation of the Merger will become the directors of Jupiter Media Metrix. Upon the consummation of the Merger, Jupiter Media Metrix will become a wholly-owned subsidiary of NetRatings and NetRatings will subsequently determine the size and membership of the board of directors of Jupiter Media Metrix and the officers of Jupiter Media Metrix.

         (e) None, other than a change in the number of outstanding shares of common stock of NetRatings as contemplated by the Merger Agreement.

         (f) Upon consummation of the Merger, Jupiter Media Metrix will become a wholly-owned subsidiary of NetRatings.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Jupiter Media Metrix will be as set forth in Exhibit A of the Merger Agreement.

         (h) Upon consummation of the Merger, Jupiter Media Metrix Common Stock will cease to be quoted on any quotation system or exchange.

         (i) Upon consummation of the Merger, Jupiter Media Metrix Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, as amended.

         (j) Other than as described above, Mr. Johnson currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Mr. Johnson reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) Concurrently with the execution of the Merger Agreement, as an inducement and in consideration of NetRatings and Merger Sub entering into the Merger Agreement, Mr. Johnson has entered into a Stockholders Agreement with NetRatings and Merger Sub. The following summary of the Stockholders Agreement is not a complete description of the Stockholders Agreement, and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as
Exhibit 2 hereto, and which is specifically incorporated herein by reference.

     Pursuant to the Stockholders Agreement, Mr. Johnson has agreed to vote, at any meeting of the stockholders of Jupiter Media Metrix and any adjournments or postponements thereof (or to execute written consents in respect of), all shares of Jupiter Media Metrix Common Stock held by him as of the date of the Stockholders Agreement and all shares of Jupiter Media Metrix Common Stock acquired by him after the date of the Stockholders Agreement, whether pursuant to the exercise of options to purchase shares of Jupiter Media Metrix Common Stock or otherwise, (i) in favor of the adoption and approval of the Merger Agreement (including, subject to certain exceptions, any revised or amended Merger Agreement approved by the board of directors of Jupiter Media Metrix) and
(ii) against certain alternative merger and business combination proposals and certain other transactions or actions, including but not limited to the dissolution or liquidation of Jupiter Media Metrix or amendments to Jupiter Media Metrix' certificate of incorporation or bylaws, that could reasonably be expected to frustrate, impede or delay the Merger and the other transactions contemplated by the Merger Agreement. Mr. Johnson has also granted NetRatings, and any designee of NetRatings, an irrevocable proxy to vote his Shares in accordance with the voting obligations of the Stockholders Agreement, at any meeting of Jupiter Media Metrix stockholders, however called (and execute written consents with respect to such Shares), as security for performance by him of his obligations thereunder (the "Proxy"). Under the Stockholders Agreement, Mr. Johnson also agreed to certain restrictions on his ability to transfer or agree to transfer his Shares, grant proxies with respect to his Shares, enter into voting trusts or voting agreements or similar agreements or arrangements with respect to his Shares or take other actions that would in any way restrict, limit or interfere with his obligations under the Stockholders Agreement. Further, the Stockholders Agreement contains a nonsolicitation covenant prohibiting Mr. Johnson (in his capacity as a stockholder of Jupiter Media Metrix) from engaging in discussions, negotiations and communications, and entering into agreements, with respect to certain competing merger and business combination transaction proposals relating to Jupiter Media Metrix, and requiring him to keep NetRatings informed as to the existence and terms and conditions of any such proposals.

         The 5,291,727 issued and outstanding shares of Jupiter Media Metrix Common Stock, all of which are covered by the Stockholders Agreement, constitute approximately 14.8% of the issued and outstanding shares of Jupiter Media Metrix Common Stock as of October 25, 2001. Any additional shares of Jupiter Media Metrix Common Stock acquired after the date of this Schedule 13D/A and on or before the record date for persons entitled to notice of, and to vote at, a meeting of stockholders of Jupiter Media Metrix at which the Merger Agreement and Merger will be voted upon (whether such shares are acquired upon the exercise of stock options or otherwise), must also be voted in accordance with the terms of the Stockholders Agreement. Mr. Johnson has retained the right to vote his shares of Jupiter Media Metrix Common Stock on all matters other than those identified in the Stockholders Agreement. The Stockholders Agreement terminates upon the first to occur of the closing of the Merger or the termination of the Merger Agreement.

         The description contained in this Item 5 of the transactions contemplated by the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached to this Schedule 13D as Exhibit 2 hereto.

         (c) Mr. Johnson has not effected any transaction in Jupiter Media Metrix Common Stock during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the 1996 NPD Employee Plan, certain employees, former employees and advisors of NPD were granted options to purchase shares of Jupiter Media Metrix Common Stock held by NPD. These options are fully vested, immediately exercisable and currently consist of, in the aggregate, a right to purchase 160,549 shares of Issuer common stock.

Item 7.  Materials to be Filed as Exhibits.

Exhibit No.

1 Agreement and Plan of Merger, dated as of October 25, 2001, among NetRatings, Inc.,
         Sonoma Acquisition Corp., LLC and Jupiter Media
         Metrix, Inc.*

2        Stockholders Agreement, dated as of
         October 25, 2001, by and among NetRatings,
         Inc., Sonoma Acquisition Corp., LLC and certain individuals, including Tod Johnson.

*Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (SEC File Number 000-25843) filed by Jupiter Media Metrix, Inc. on October 30, 2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                   Date:    November 5, 2001


                                   /s/ Tod Johnson
                                   ---------------------------------------------
                                                   Signature

                                   Tod Johnson
                                   ---------------------------------------------
                                                  Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)